# ANDERSON MŌRI & TOMOTSUNE

OTEMACHI PARK BUILDING
1-1-1 OTEMACHI, CHIYODA-KU
TOKYO 100-8136, JAPAN
TEL: 81-3-6775-1000

Akihito Miyake
T. 81-3-6775-1072
F. 81-3-6775-2072
akihito.miyake@amt-law.com

To:

Nomura International plc
1 Angel Lane London, EC4R 3AB, United Kingdom

With a copy to:

United States Securities and Exchange Commission
SEC Headquarters
100 F Street
NE Washington, DC 20549-1090
United States of America

November 1, 2021

Re:      SEC Registration as a Non-resident Security-based Swap Dealer

We have acted as special Japanese counsel to Nomura International plc (the "Bank"). We understand that the Bank is an investment firm regulated by the United Kingdom ("UK") Financial Conduct Authority ("FCA") and the UK Prudential Regulation Authority ("PRA") and is considering application to register with the United States ("U.S.") Securities and Exchange Commission ("SEC" or the "Commission") as a non-resident security-based swap ("SBS") dealer ("SBSD").    The Bank is a wholly-owned subsidiary of Nomura Holdings, Inc., a Japanese holding company.    Nomura Securities Co., Ltd. ("NS"), a Japanese financial instruments business operator (Type 1, Type 2, investment adviser/agent, and investment manager) registered at and regulated by the Financial Services Agency of Japan (the "Japan FSA") under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the "FIEA"), is also a wholly-owned subsidiary of Nomura Holdings, Inc.    There is no direct capital relationship between the Bank and NS.    In connection with the Bank's registration, we have been asked to analyze the following questions:

(a)      whether NS can, as a matter of Japanese law, provide the SEC, either directly or via the Bank, with prompt access to the Relevant Books and Records (as defined below; hereinafter the same); and

(b)     whether NS can, as a matter of Japanese law, submit, either directly or via the Bank, to on-site inspection and examination by the SEC of the Relevant Books and Records.

This legal opinion is provided in order to satisfy the requirement in 17 C.F.R. § 15Fb2-4(c)(1)(ii).

For the purposes of this opinion letter:

"Covered Books and Records" are only those books and records that relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the Bank when acting as a non-resident SBSD, *i.e.*, records that relate to an SBS transaction that has been either:

(a)     entered into, or offered to be entered into, by or on behalf of the Bank with a U.S. person (other than an SBS conducted through a foreign branch of such U.S. person); or

(b)     arranged, negotiated, or executed by personnel of the Bank located in a U.S. branch or office, or by personnel of an agent of the Bank located in a U.S. branch or office.

Books and records pertaining to SBS transactions entered into prior to the date that the Bank submits an application for registration are not Covered Books and Records.

"Relevant Books and Records" are limited to telephone recordings of conversations between NS and its clients (limited to those located in Japan) pertaining to SBS transactions that are included in those Covered Books and Records physically held or electronically stored by NS in Japan.

We have examined the relevant laws as we have deemed appropriate as a basis for the opinions expressed below.

## I.     ASSUMPTIONS

In rendering our opinion statements below, we have assumed and not independently verified that:

(a)     the SEC's requests for the Relevant Books and Records and on-site inspection and examination will be *intra vires*;

(b)     the SEC will restrict its requests for and use of any information in the Relevant Books and Records, or information obtained in the course of its on-site inspection and examination, to only such information that it may lawfully request and examine (and that is strictly necessary) for its own legitimate regulatory purposes in respect of the Bank's activities as a non-resident SBSD;

(c)      the SEC will limit its requests in respect of "personal data" (as defined below) within the meaning of Article 2(6) of the APPI (as defined below; hereinafter the same) included in the Relevant Books and Records to targeted requests based upon a risk-based assessment in respect of specific customers, employees and accounts;

(d)      the SEC will maintain any information, data and documents obtained from NS and the Bank, respectively, in a secure manner and in compliance with all applicable U.S. laws of confidentiality and will not pass on any personal data obtained from NS and the Bank, respectively, other than in compliance with all the requirements of the APPI;

(e)      the Relevant Books and Records have been collected and maintained, and are and will be held by NS and the Bank, respectively, in compliance with all the requirements of the APPI;

(f)      the Relevant Books and Records do not contain any "sensitive information"[1] within the meaning of Article 5 of the PPC's Guidelines on Protection of Personal Information in the Financial Industry;

(g)      NS and/or the Bank, as applicable, have obtained all required consents and approvals of any affected persons (*e.g.*, clients, employees and regulators) required for the disclosure of the respective information in the Relevant Books and Records to the SEC, or required to allow on-site inspection and examination by the SEC, in each case to the extent that, as considered in this opinion letter, such consent is able to be validly given and such consent has not been revoked;

(h)      NS and/or the Bank, as applicable, have not permitted the private use of their business telephones nor the use of private mobile phones for business purposes by their employees, or alternatively, have policies in place that regulate such use with sufficient separation;

(i)      neither the Bank nor NS include the information described in 17 C.F.R. §§ 240.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be, in questionnaires or applications for employment executed by associated persons who are

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[1]      "Sensitive information" includes "special care-required personal information" as defined under the APPI, meaning that relating to an individual's race, creed, social status, medical history, criminal record, damages suffered from a crime, disability, medical checkup results, medical treatments, and criminal or juvenile delinquency proceedings, as well as an individual's labor union membership status, family status, domicile of origin, healthcare, and sex life.   A PIHBO in a financial industry may not obtain, use or provide to any third party any sensitive information as a general rule.

not U.S. persons (as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A)), unless the Bank is required to obtain such information under applicable laws in the jurisdiction in which the associated persons are employed or located, or unless it obtains such information in conducting background checks that are customary for the Bank in that jurisdiction and the creation or maintenance of records reflecting such information does not result in a violation of applicable law in the jurisdiction in which the associated persons are employed or located; provided that the Bank does not know, or in the exercise of reasonable care could not have known, of the statutory disqualification of such associated persons;

(j)     all on-site inspections and examinations of the Relevant Books and Records occur in Japan and, as ensured by the Bank, without the involvement of employees or other representatives or agents of Bank entities located in the UK;

(k)     neither the contractual arrangements with either its clients or within its own organization (including any standard contractual clauses or other intragroup data transfer mechanism or protocol), nor any orders by, or other arrangements with, its regulators or other supervisory authorities (including the Japan FSA, the FCA or the PRA), prohibit NS or the Bank from providing the SEC with prompt access to the Relevant Books and Records or from submitting to on-site inspections and examinations of the Relevant Books and Records by the SEC; and

(l)     the Bank does not have any office or similar facility in Japan.

## II.     OPINION STATEMENTS

Based upon the foregoing and subject to the assumptions in this letter and the following discussion and qualifications, it is our opinion that:

(a)     NS can, as a matter of Japanese law, provide the SEC, either directly or via the Bank, with prompt access to the Relevant Books and Records; and

(b)     NS can, as a matter of Japanese law, submit, either directly or via the Bank, to on-site inspections and examinations by the SEC of the Relevant Books and Records.

## III.     DISCUSSION

### 1.     Jurisdictional Matter

Pursuant to Article 189 of the FIEA, the Prime Minister of Japan may, upon on request of a foreign financial authority, cooperate with the foreign regulatory authority if they find it appropriate.   In this regard, the Japan FSA has executed memoranda of understanding

("MOUs") with other foreign financial regulatory authorities, including the SEC[2], which set forth the framework of information exchanges between foreign financial regulatory authorities. While such MOUs are not legally binding, the Japan FSA may provide the SEC with information in light of the MOU executed between these two authorities.[3]   As far as we are aware, there is no reason why the Japan FSA would not act in a manner consistent with the MOU.

For completeness, if the SEC's actions involve the exercise of jurisdictional authority (*e.g.*, an on-site compulsory criminal investigation) in Japan, the SEC may need to obtain approval from the Japanese government pursuant to the principles of international law, so as to respect Japanese sovereignty under international law as generally recognized in Japan.

If the intended action does not involve a mandatory action and is carried out with the consent of the relevant parties (*e.g.*, carrying out written or phone inquiries or investigations with the consent of relevant parties), this would not be regarded as an action involving jurisdictional authority nor an infringement of Japanese sovereignty.

These international law issues are of potential relevance only to the SEC as a U.S. governmental organization, but would not restrict NS from submitting to on-site inspections by the SEC.   The remainder of this opinion letter focuses on the abilities of NS and the Bank to provide the SEC with prompt access to the Relevant Books and Records and to submit to on-site inspections and examinations by the SEC of the Relevant Books and Records.

2.      **Data Protection Law**

The primary law regulating the processing of personal data in Japan is the Act on the Protection of Personal Information (Act No. 57 of 2003, as amended; the "APPI"), and the Cabinet Order Enforcing the APPI (the "Cabinet Order") and the Rules of the Personal Information Protection Commission (the "PPC") Enforcing the APPI (the "PPC Rules").   The PPC has established its own guidelines and composed a list of Q&A's regarding the functioning of the APPI.

The APPI sets out various rules that must be complied by a personal information handling business operator (a "PIHBO"), defined as any person who uses a personal information database for its business, except for national government organizations, local

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[2]         https://www.fsa.go.jp/news/newse/e20020517-1.html

https://www.fsa.go.jp/news/newse/e20060116.html

https://www.fsa.go.jp/en/news/2008/20080212.html

[3]         In this regard, the MOU between the Japan FSA and SEC only clarifies the intention of information exchange and does not override the regulation in Article 189 of the FIEA.

governments, and national and local incorporated administrative agencies. A "<u>personal information database</u>" is defined as, except for those specified by the Cabinet Order[4], a bundle of information, including personal information, which is (a) systematically compiled so as to enable search for a specific individual's personal information by using a computer, or (b) arranged in a specific order so as to enable a search for a specific individual's personal information by using table of contents, index or any other tool facilitating the search. "<u>Personal information</u>" is defined broadly as information relating to a living individual that (a) contains a name, date of birth or any other description (meaning anything stated, recorded or otherwise expressed using voice, movement or other methods in a document, drawing or electromagnetic record) which can identify a specific individual, including that which can be readily collated with other information and thereby identify a specific individual, or (b) contains any individual identification code including, without limitation, driver's license number and passport number. "<u>Personal data</u>" is defined as personal information constituting a personal information database.

Article 23(1) of the APPI provides the general rule that a PIHBO may not, except in any of the following cases, provide personal data to a third party without obtaining the prior consent of the relevant individual (*i.e.*, the data subject):

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(a)      Exemptions under Article 23(1) of the APPI

A PIHBO may exceptionally provide personal data to a third party without obtaining the prior consent of the relevant individual in cases where:

      (i)      the provision of personal data is required by Japanese laws and regulations;

      (ii)      the provision of personal data is necessary for protecting the life, body, or property of an individual and in which it is difficult to obtain the consent of the relevant individual;

      (iii)      the provision of personal data is especially necessary for improving public health or promoting the sound growth of children and in which it is difficult to obtain the consent of the relevant individual; or

      (iv)      the provision of personal data is necessary for cooperating with a state organization or a local government of Japan, or an individual or a business operator entrusted by one of the foregoing, in executing the affairs prescribed by Japanese laws and regulations and in which obtaining the consent of the relevant individual is likely to impede the execution

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[4]      Article 3(1) of the Cabinet Order excludes from the definition of "personal information database" (a) that which is lawfully created for the purpose of distribution to the general public, (b) that which can be or could be purchased at any time by the general public, and (c) that which is provided for its original purpose without adding any other information relating to a living individual.

of the affairs.

(b)        Opt-out under Article 23(2) of the APPI

A PIHBO may provide personal data (except for certain sensitive personal data) to a third party without obtaining the prior consent of the relevant individual on the condition that (i) the PIHBO shall cease to provide such personal data upon the request of the relevant individual; (ii) the PIHBO has notified or made readily accessible to the relevant individuals certain matters regarding the opt-out regime in accordance with the regulations under the APPI; and (iii) the PIHBO has made a notification of such matters to the PPC.

(c)        Exemptions under Article 23(5) of the APPI

A person who receives personal data in any of the following cases is not regarded as a "third party" in the context of Article 23(1) of the APPI:

(i)        the relevant personal data is provided to such person by the PIHBO who entrusts the handling of a whole or part of the relevant personal data within the scope necessary to achieve the purpose of use;

(ii)        the relevant personal data is provided as a result of a business succession upon merger or any other events; or

(iii)        the relevant personal data is provided to a specific person who uses the relevant personal data jointly with the relevant PIHBO, and certain matters regarding such joint use have been notified or made readily accessible to the relevant individual.

In addition, Article 24 of the APPI provides special rule on the provision of personal data to a third party in a foreign country.   Article 24 of the APPI generally prohibits, except in any of the following cases, the provision of personal data to a third party in a foreign country without the prior consent of the relevant individual.   If a PIHBO obtains the prior consent of the relevant individual pursuant to Article 24, it is not necessary to obtain further prior consent of the relevant individual pursuant to Article 23(1).   A third party located in a foreign country that receives personal data from a PIHBO and then provides the same to another third party located either in the same country or another foreign country must also obtain the prior consent of the relevant individual pursuant to Article 24 of the APPI.[5]   When obtaining such consent, a PIHBO must make it clear that it will provide the relevant individual's personal data to a third person in a foreign country.[6]   A PIHBO must obtain such consent by using a reasonable and appropriate manner that is necessary for the relevant individual to make decisions on such

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[5]        A9-10 of the Q&A's on the PPC's Guidelines on the APPI and on responses to personal data leakage

[6]        2-1 of the PPC's Guidelines on the APPI (regarding provision to a third party in a foreign country)

consent depending on the nature of its business and how the relevant personal information is handled.[7]   A PIHBO acting in a financial industry (meaning every industry regulated by the Japan FSA) should obtain such consent in writing or on an electromagnetic record as a general rule.[8]   A PIHBO must, when it has provided personal data to a third party in a foreign country, make and maintain records of such provisions in accordance with Article 25 of the APPI and Articles 12 to 14 of the PCC Rules.

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(a)      A foreign country which has established a personal information protection system equivalent to the standards in Japan in regard to the protection of an individual's rights and interests is not regarded as "a foreign country" in the context of Article 24 of the APPI.   As of the date hereof, only the countries belonging to European Union and the UK, but not the U.S., are designated as foreign countries that are eligible under this exemption.[9]   It should be noted that Article 23(1) of the APPI is still applicable to the provision of personal data to a third party in any country belonging to European Union or the UK.

(b)      A person establishing a system conforming to standards prescribed by rules of the PPC as necessary for continuously taking action equivalent to those that a personal information handling business operator in Japan shall take concerning the handling of personal data does not fall within a "third party" in the context of Article 24 of the APPI. While Article 11-2 of the PPC Rules sets forth the requirements for such system[10], whether such system has been established is determined on a case by case basis.

(c)      A PIHBO may exceptionally provide personal data to a third party in a foreign country without obtaining the prior consent of the relevant individual in any case provided for in Article 23(1) of the APPI (see above).

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According to the aforementioned definitions and rules, the Relevant Books and Records will constitute "personal information" to the extent that they are recording data which can identify a specific individual or which can be readily collated with other information and thereby identify a specific individual.   The Relevant Books and Records will also constitute a "personal information database" if specific personal information can be searched from within it and, if so, their components will be regarded as "personal data".   NS will be a PIHBO in cases where NS uses a personal information database for its business.

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[7]      *Ibid.*

[8]      Article 3 of the PPC's Guidelines on Protection of Personal Information in the Financial Industry

[9]      PPC Notification No. 1 of 2019

[10]     Article 11-2 of the PPC Rules sets forth the requirement for the system as follows:

  (i)      Implementation of measures in accordance with the obligations of a PIHBO under the APPI is ensured between a PIHBO and a recipient of personal data in an appropriate and reasonable manner with regard to the handling of the personal data by the recipient; or

  (ii)     A recipient of personal data is accredited under an international framework pertaining to the handling of personal information.

Assuming that the Relevant Books and Records contain personal data and that NS is regarded as a PIHBO, NS may provide the SEC with prompt access to the Relevant Books and Records and submit to on-site inspections and examinations by the SEC of the Relevant Books and Records by obtaining the prior consents of the relevant individuals pursuant to Article 24 of the APPI.   In cases where NS provides the SEC, via the Bank, with prompt access to the Relevant Books and Records and submits to on-site inspections and examinations by the SEC of the Relevant Books and Records, (a) NS will need to obtain the prior consents of the relevant individuals in terms of the provision of personal data to the Bank (located in the UK) pursuant to Article 23(1) of the APPI, and (b) the Bank will need to obtain the prior consents of the relevant individuals in terms of the provision of personal data to the SEC (located in the U.S.) pursuant to Article 24 of the APPI.

Assuming, on the other hand, that the Relevant Books and Records do not contain any personal data, NS may provide the SEC, either directly or via the Bank, with prompt access to the Relevant Books and Records and submit to on-site inspections and examinations by the SEC of the Relevant Books and Records without the prior consents of the relevant individuals under the APPI.   In this case, however, it is necessary to consider other legal issues such as the duty of confidentiality and the relationship with the regulator, which is discussed below.

3.      **Duty of Confidentiality**

Under Japanese contract law, if there is any confidential clause in the contract between NS and its clients or any other third party, disclosure of confidential information may constitute a breach of such contract and give rise to NS's liability for damages arising from the disclosure.

Even if there are no specific contractual restrictions, it is generally understood that a financial institution owes a duty of confidentiality in relation to its client information under Japanese law.   In this regard, the Supreme Court of Japan has ruled in its judgment dated December 11, 2007, that a financial institution owes a duty of confidentiality vis-à-vis its clients in relation to information relating to its clients, including transaction information or credit information, pursuant to a contractual relationship or business practice, and may not disclose such information without good reason.

While the scope of such duty of confidentiality is unclear, it is generally understood that a financial institution owes such duty not only to individual clients but also to corporate clients, and that a financial institution may disclose the client information by obtaining the relevant client's prior consent.

Where such duty of confidentiality is relevant for the benefit of NS's clients, disclosure of confidential information of such clients to the SEC is permissible where the relevant clients have given their prior consent.

**4.     Relationship with Japanese Regulator**

A financial instruments business operator registered under the FIEA, like NS, is subject to the supervision of the Japanese regulatory authority, including the Securities and Exchange Surveillance Commission of Japan (the "Japan SESC").   In practice, a financial instruments business operator is required by the Japan SESC in an on-site inspection to submit a letter of consent agreeing to the non-disclosure of any information relating to the on-site inspection without prior approval of the person in charge of the inspection.[11]   Such a financial instruments business operator needs to obtain the Japan SESC's approval to disclose any information relating to the on-site inspection to any third party.

**5.     Restriction on Information Sharing among Group Entities**

An entity which is registered as a Type 1 financial instruments business operator is generally prohibited from sharing any non-public information of its relevant issuers and clients to any "parent entity" or "subsidiary" of the registered Type 1 financial instrument business operator pursuant to Article 44-3(1)(iv) of the FIEA and Article 153(1)(vii) of the Cabinet Office Ordinance on Financial Instruments Businesses (Cabinet Office Ordinance No. 52 of 2007, as amended).   However, a foreign entity which does not have any office or similar facility in Japan is excluded from the definition of such a "parent entity" or "subsidiary" pursuant to Article 32(iii) of said Cabinet Office Ordinance.

**IV.     QUALIFICATIONS**

The opinion statements above are subject to the qualifications set out below:

(a)     This opinion letter relates exclusively to (i) the access provided to the SEC to the Relevant Books and Records that have not been received by NS or the Bank from any affiliate or third party (other than NS) located in any other jurisdiction or territory, and that are subject to Japanese law; and (ii) on-site inspections and examinations by the SEC of the Relevant Books and Records.

(b)     This opinion letter is confined to legal matters, and we express no opinion as to any factual matters.

(c)     This opinion letter may therefore only be relied upon under the condition that

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[11]     Basic Guidelines on Securities Monitoring published by the Securities and Exchange Surveillance Commission

ANDERSON
MŌRI &
TOMOTSUNE

this opinion letter shall be governed by Japanese law and construed in accordance with Japanese rules of construction and that issues of interpretation of this opinion must be brought before a Japanese court.

(d)     The opinion statements set out above are limited to Japanese law.   We do not express any opinion as to, and have not made any investigation of, any law other than Japanese law in force as of the date hereof and as applied according to published case law.

(e)     The opinion statements to the effect that the Bank "can", as a matter of Japanese law, take certain actions is not an expression of any unqualified opinion or a confirmation that it may (lawfully) do so in any given instance where the opportunity, or request, or requirement to do so arises.   It is a fundamental part of this opinion that the APPI stipulate certain legal bases on which such action may be taken, but the lawfulness of actually taking such action is subject to the scope and qualifications of the relevant legal basis and other applicable provisions of the APPI, as set out in this opinion letter.   The justification for whether such legal basis has been made out, and the extent of (and qualifications to) its application to the relevant personal data to which the relevant action relates, must be determined on a case-by-case basis by NS and the Bank (as and when the SEC requires disclosure of or access to Relevant Books and Records that may contain personal data) after due and careful consideration.

(f)     The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you (or any other person who may rely on this opinion letter in accordance with the paragraph above), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.   To that end, we acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes are made in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD.   Upon such change of law, the SBSD is required to submit a revised opinion describing how, as a matter of Japanese law, the SBSD will continue to meet its obligations.

## V.     RELIANCE

(a)     This opinion is given for the sole benefit of the addressee.  It may not be relied upon by anyone else without our prior written consent.

(b)     This opinion is not to be disclosed to any person outside of the Bank's group or used, circulated, quoted or otherwise referred to for any other purpose.   However, we agree that a copy of this opinion letter may be disclosed:

(i)     where disclosure is required or requested by any governmental, banking, taxation or other regulatory authority or similar body having jurisdiction over the Bank (including to the SEC as part of the Bank's SBSD registration application) or by the rules of any relevant stock exchange or pursuant to any applicable law or regulation; and

(ii)     to the Bank's affiliates, and any of their officers, directors, employees, auditors, insurers, reinsurers, insurance brokers and professional advisors (in their capacity as such).

(c)     Any such disclosure must be made on the basis that it is for information purposes only, no recipient may rely on this advice, no client-lawyer relationship between us and the recipient arises following, or as a result of, any such disclosure.  We assume no duty or liability to any recipient, and any recipient under paragraph V (b) (ii) above will be subject to the same restrictions on disclosure as set out above.

(d)     We assume no obligation to advise you or any other person or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.


Very truly yours,
Anderson Mori & Tomotsune


By:     _Akihito Miyake_
        Akihito Miyake, a Partner


AHM:mkoi